SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2005

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press release re Internet Gold Targets On-Line Youth: Acquires Right to Sell All e-Advertising on Popular GOOP Portal dated March 7, 2005.

                                                                          Item 1

Press Release                                              Source: Internet Gold

Internet Gold Targets On-Line Youth: Acquires Right to Sell All e-Advertising on Popular GOOP Portal

Monday March 7, 5:57 am ET

PETACH TIKVA, Israel, March 7 /PRNewswire-FirstCall/ -- Internet Gold (NASDAQ:
IGLD - News) today announced that Start Net Ltd., an Israeli Internet portal owned by its subsidiary, Gold Mind, has signed an exclusive e-advertising agreement with GOOP, one of Israel's most popular youth-focused Internet portals (www.goop.co.il).

According to the terms of the agreement, Start Net has purchased all of GOOP's advertising properties for a two-and-a-half year period ending July 31, 2007, with an option to discontinue the agreement after six months. Start Net's proven sales team will market these properties to advertisers as additional vehicles through which to reach Israel's consumer markets.

The Company expects that the agreement will contribute to the Company's sales immediately, and that it will have a minimal effect on expenses.

"GOOP has proven its ability to attract and hold Israeli youth, and our experienced sales force knows how to turn that into revenues," said Mr. Eli Holtzman, Internet Gold's CEO. "The fact that Internet portals like GOOP are so effective in reaching a well-defined audience make them superb advertising properties, a fact that we believe will lead to a steady increase in Israel's e-advertising budgets. To build our share of this emerging market, we continue to look for additional targeted advertising opportunities to bring to our clients, and expect e-advertising to become a major driver of our business in the future."

About Internet Gold

Internet Gold is a communications company that provides Internet access and related value-added services, international telephony, e-advertising, content and e-Commerce services throughout Israel to both residential and business customers.

Internet Gold's operations are carried out through four subsidiaries. Through MSN Israel, its (50.1% owned) joint-venture with Microsoft Corp. (49.9% owned), the Company operates several of Israel's Internet portals. Its fully-owned subsidiary, Internet Gold International, specializes in the provision of international Internet and communication services. Its fully-owned subsidiary, GoldMind, focuses on the provision of Internet value-added services. Through GoldTrade, its fully-owned e-Commerce subsidiary, the Company has established itself as one of Israel's leading e-Commerce providers.

For additional information about Internet Gold, please visit our Website at www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:
    Ms. Idit Azulay, Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  March 8, 2005